EXHIBIT 82



 FOR IMMEDIATE RELEASE

 Contacts:
 Richard Skaare                     Dan Katcher / Joele Frank
 AMP Corporate Communication        Abernathy MacGregor Frank
 717/592-2323                       212/371-5999

 Doug Wilburne
 AMP Investor Relations
 717/592-4965

                 AMP'S BOARD RESPONDS TO HIXON FAMILY LETTER


 HARRISBURG, Pennsylvania (October 5, 1998) AMP Incorporated (NYSE: AMP), in response to an announcement earlier today by the Hixon family, released a letter dated October 1, 1998, from Chairman and Chief Executive Officer Robert Ripp to the Hixon family. The letter sets forth in great detail AMP's position in connection with the AlliedSignal offer. Attached is the full text of that letter:


 October 1, 1998

 Mr. Alexander P. Hixon
 Mr. Benson K. Whitney
 Mr. Dylan H. Hixon

 c/o Mr. Alexander P. Hixon
 70 South Lake Avenue, Suite 1075
 Pasadena, California  91101-2601

 Dear Alex, Ben and Dylan:

 The Hixon family's involvement with AMP since its inception has been an important source of strength and pride to the company. It is a relationship which the entire Board of Directors, and I personally as the recently appointed Chairman and Chief Executive Officer of AMP, have valued enormously. In this context, it is very disturbing to all of us to have received your letter of 29 September 1998 to me, and the accompanying proposed letter to our Board.

 As a Board, we have considered your letters and the thoughts expressed in them on behalf of the extended Hixon family. Our Board has asked me to respond to you on its behalf.

 We, as AMP's Board of Directors, have the responsibility to make decisions, to the best of our ability, diligently and in good faith, with the goal of protecting and advancing the best interests of AMP and its various constituencies, including shareholders. I can assure you that our Board has worked exceedingly hard to meet this responsibility, and under very trying circumstances. I know it has been difficult for Joe Hixon as an AMP director, but you should know that he has participated in all of the Board's deliberations and, together with every other AMP director, has supported and voted for every decision made by the Board since AlliedSignal launched its unsolicited takeover bid for AMP.

 Importantly, and as your letter clearly acknowledges, the Hixon family and AMP's Board of Directors are of exactly the same opinion on the critical point: in your words, AlliedSignal has proposed a "transaction at the low price of $44.50." As a Board, we have deemed it inadequate, not reflective of the value or prospects of AMP, and not in the best interests of AMP and its relevant constituencies, including its shareholders.

 Succinctly put, AlliedSignal has proposed an opportunistic, low-ball bid -- and there is no quarrel between us about that. AlliedSignal priced and timed its unsolicited takeover bid perfectly -- for AlliedSignal:

   o AMP's business has been temporarily hurt by the Asian economic problem.

   o AMP's stock price mid-year was temporarily depressed, and was trading at its low point in the last 12 years.

   o AMP's Profit Improvement Plan, announced shortly before AlliedSignal surfaced, while moving ahead better than planned, has not yet had enough time to demonstrate results that translate into enhanced stock market value.

   o       AMP's new management team is injecting enormous energy and focus
           at AMP   but, again, this positive impact needs some time to
           reflect itself in performance and, ultimately, in enhanced stock market value.

   o The recent volatility and uncertainty in the stock market has caused many shareholders of many companies to have a short term focus and, from an investment perspective, to be particularly risk averse.

 This combined set of circumstances is being deliberately exploited by
 AlliedSignal   allowing it to offer an apparent premium (stated to be
 "55%", but only when measured against AMP's clearly undervalued stock price) and to play off the fear-driven current investor environment which is motivating many investors simply to take some money and run.

 Timing, of course, is critical.  The fact is, AMP's management is moving
 ahead with a real sense of urgency   not to "defend" against AlliedSignal
 but to deliver AMP's promise of performance under its Profit Improvement Plan. We feel very good about where we are. Despite a continuing difficult environment, we expect that operating margins in the third quarter will show a meaningful improvement. We expect to report third quarter results in the latter part of October.

 As a Board, we have considered very carefully over numerous meetings how to respond to AlliedSignal's actions. We have had the benefit of experienced advisors and have been extremely mindful of our responsibilities under applicable law. We have reached a number of conclusions and judgments that relate directly to comments contained in your letters. I would like to share them openly with you:

  o        A sale of AMP to AlliedSignal or anyone else at $44.50 at this
           time would be an exceedingly poor decision   and one which the
           AMP Board believes it is duty-bound to fight.

  o        Putting the company up for sale against a $44.50 low-ball price
           is an equally poor decision   and one which AMP's Board believes
           simply transfers value away from its shareholders. Your Board and your management have developed and are implementing AMP's Profit Improvement Plan. It is working. We believe that the benefit of this Plan should inure to you and the other shareholders of AMP.

  o At the same time, AMP's directors have made it clear that they have no intention to "entrench" themselves or management:

           o In fact, they have changed management in order to enhance the ability of AMP to deliver the value inherent in its recently announced Profit Improvement Plan.

           o    And the Board has set a clear deadline for testing the
                performance of the Profit Improvement Plan   particularly by
                committing to eliminate any rights plan as an impediment to the acquisition of the company for six months after November 6, 1999.

           o In addition, as an "interim" check by shareholders on the Board's actions to date, the entire Board will stand for election at the 1999 annual meeting, which we intend to hold no later than May.

           o If a reasonable offer were made today or at any time for AMP, that was more reflective of its fair value, we have publicly stated, and reiterate, that AMP's Board would give it serious consideration. In this context, we would, of course, be quite focused on achieving beneficial tax treatment for AMP shareholders. And let me be clear about AlliedSignal in this connection. The issue is not whether
                we would negotiate with AlliedSignal   it is, rather, under
                what circumstances would that serve the best interests of AMP and its constituencies. AlliedSignal wants to force a negotiation to start against a patently opportunistically timed, low-priced offer. Our answer must be "No." AlliedSignal has the power to do better on both price and structure, but obviously up to this time has chosen not to do so.

           o Although we believe that under existing circumstances it is best to give the new AMP the opportunity to demonstrate its value through the performance of its Profit Improvement Plan over the next year, we also believe that it is reasonable to accelerate some of that value by making a down payment in the near term. Accordingly, we have announced AMP's intention to commence a self-tender at $55 per share for 30 million AMP shares.

           o While we recognize that this would be a taxable transaction to those taxable shareholders who sell shares to AMP in it, we believe that many of AMP's shareholders still would like the opportunity to do so. We also believe, although we understand that each shareholder's particular circumstances may differ, that most tendering shareholders will be able to obtain capital gains treatment.

           o In order to make a down payment on the Profit Improvement Plan, it is necessary to borrow. We have carefully examined our projected cash flow generation and needs, and have arranged for borrowings of types, at levels and with repayment terms that we are quite comfortable will permit AMP to continue to grow and prosper. As you may know, we have received indications from the two principal rating agencies that, giving effect to the self-tender and related borrowings, our debt rating is expected to continue to be investment grade.

           o Moreover, as part of the Board's desire to act in a financially prudent manner, it authorized the establishment of a so-called "Flexitrust." In essence this is a cash flow cushion, credit support arrangement and means of increasing the company's equity base over time. It provides these benefits because it is being funded with 25 million AMP shares, a significant portion of which would be used over time to satisfy compensation and benefit obligations otherwise payable by AMP from operating cash flow. There appears to be some confusion about the Flexitrust in other respects. Let me be clear that the 25 million shares in the trust will have no effect at all on any shareholder vote process, whether by consent or at a meeting. The Board expressly decided that these shares will be voted in direct proportion to shareholders generally and, therefore, will be completely neutral. I should add that neither the establishment nor funding of the Flexitrust will have any EPS impact or add any debt on the company.

           o AlliedSignal has openly indicated in its SEC filings that it is using the consent solicitation process to force AMP to negotiate with AlliedSignal. It is crystal clear that this is not an exercise in shareholder rights designed by someone interested in AMP's shareholders. Rather, it is one of power and positioning by AlliedSignal to serve its interest in buying AMP fast and cheap. AlliedSignal blatantly acknowledges that its game plan is to threaten AMP's directors with loss of control in order to force them to capitulate. In direct response to AlliedSignal's tactic of attempted intimidation of a disinterested Board charged with the responsibility of looking out for AMP, we have undertaken an effort to cause Pennsylvania law to be amended to prevent the use of the written consent process to support a hostile takeover effort for a period of time. We believe
                we must continue this effort   which, if successful, would
                not, of course, restrict AMP's current Board from honoring its commitment to give serious consideration to a reasonable business combination or acquisition proposal, if presented.

                The issue is one of process and time   and flows directly
                from the opportunistic timing of AlliedSignal's $44.50 unsolicited bid. AlliedSignal understands full well that
                time is its enemy   the more chance there is for a
                reasonable period to measure the performance under AMP's Profit Improvement Plan, the less opportunity AlliedSignal will have to buy AMP on the cheap.

           It is for this reason that AMP intends to hold its 1999 annual meeting promptly after first quarter results reflecting the early stage of the Profit Improvement Plan's performance are available.

           At that point, AMP shareholders will have at least some fair basis to see and understand the real value of the Profit Improvement Plan. If not sufficient, shareholders will be able to vote to replace AMP's current Board. This would put AMP's shareholders in the same position as shareholders of virtually
           every other Pennsylvania corporation   and in a "better" position
           that AlliedSignal's shareholders (who have no right to act by written consent, but also could not change a majority of AlliedSignal's Board even at an annual meeting, because it has a staggered Board).

 The Hixon family have been loyal supporters of AMP over many years. Do not for a minute think that our Board of Directors, or I personally, do not feel a very real sense of appreciation for this and responsibility to you. As a Board, we have an overarching responsibility to AMP, all of its shareholders and its other constituencies which we believe we are serving on a basis consistent with your interests. I have gone into some detail in this letter to try to explain why.

 Perhaps, in the end, your family will not view its interests as aligned with AMP as a whole. Certainly, if the unique circumstances of the Hixon family lead to that conclusion, we will understand.

 However, I would be remiss if I did not urge you to reconsider your position in light of the thoughts presented in this letter. They are the Board's thoughts, not just mine. And I will add one more thought. If I were your advisor, I would recommend that you not make your letters public and not tender into AlliedSignal's 9% tender offer at $44.50 per share. Both acts will provide significant public relations ammunition for AlliedSignal and, accordingly, strengthen its resolve to stand pat on its belief (which it clearly has) that it will not need to offer fair value for AMP. AMP's Board really has no choice under present circumstances. By the Hixon family giving aid and comfort to AlliedSignal, I personally believe you make less likely the optimal outcome you would like. In that regard,
 what I have said on the Board's behalf in this letter   particularly in the
 first four "bullet" paragraphs starting on page 3 we would be prepared to say publicly. In the end, of course, I recognize that you will make your own assessment.

 AMP's Board and I take with equal seriousness as you the matters raised by you in your letters. I hope this extensive response underscores our continuing strong concern for the Hixon family. I would very much welcome the opportunity to meet personally with you to discuss these matters further, with one or more of our other Board members if you would like. Please let me know if this can be arranged.

 I appreciate your having proceeded privately in the first instance. I hope that you will maintain that approach at least until we have had a chance to talk following your review of this letter.

 Sincerely,


 /s/ Robert Ripp
 -----------------------
 Robert Ripp
 Chairman and
 Chief Executive Officer

 cc:  AMP Board of Directors


 Headquartered in Harrisburg, PA, AMP is the world's leading manufacturer of electrical, electronic and fiber optic wireless interconnection devices and systems. The Company has 48,300 employees in 53 countries serving customers in the automotive, computer, communications, consumer, industrial and power industries. AMP sales reached $5.75 billion in 1997.

                                   # # #

 AMP and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to AlliedSignal's consent solicita-tion. The participants in this solicitation may include the directors of AMP (Ralph D. DeNunzio, Barbara H. Franklin, Joseph M. Hixon III, William J. Hudson, Jr., Joseph M. Magliochetti, Harold
 A. McInnes, Jerome J. Meyer, John C. Morley, Robert Ripp, Paul G. Schloemer and Takeo Shiina); the following executive officers of AMP: Robert Ripp (Chairman and Chief Executive Officer), William J. Hudson (Vice Chairman), James E. Marley (former Chairman), William S. Urkiel (Corporate Vice President and Chief Financial Officer), Herbert M. Cole (Senior Vice President for Operations), Juergen W. Gromer (Senior Vice President, Global Industry Busi-nesses), Richard P. Clark (Divisional Vice President, Global Wireless Products Group), Thomas DiClemente (Corporate Vice President and President, Europe, Middle East, Africa), Rudolf Gassner (Corporate Vice President and President, Global Personal Computer Division), Charles W. Goonrey (Corporate Vice President and General Legal Counsel), John E. Gurski (Corporate Vice President and Presi-dent, Global Value-Added Operations and President, Global Operations Division), David F. Henschel (Corporate Secretary), John H. Kegel (Corporate Vice President, Asia/Pacific), Mark E. Lang (Corporate Controller), Philippe Lemaitre (Corporate Vice President and Chief Technology Officer), Joseph C. Overbaugh (Corporate Treasurer), Nazario Proietto (Corporate Vice President and President, Global Consumer, Industrial and Power Technology Division); and the following other members of management and employees of AMP: Merrill
 A. Yohe, Jr. (Vice President, Public Affairs), Richard Skaare (Director, Corporate Communication), Douglas Wilburne (Director, Investor Relations), Suzanne Yenchko (Director, State Government Relations), Mary Rakoczy (Manager, Shareholder Services), Dorothy J. Hiller (Assistant Manager, Shareholder Services), Melissa E. Witsil (Communica-tions Assistant) and Janine M. Porr (Executive Secretary). As of the date of this communication, none of the foregoing participants individually beneficially own in excess of 1% of AMP's common stock or in the aggregate in excess of 2% of AMP's common stock.

 AMP has retained Credit Suisse First Boston Corporation ("CSFB") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as its financial advisors in connection with the AlliedSignal Offer, for which CSFB and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, AMP has agreed to indemnify CSFB, DLJ and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. CSFB and DLJ are investment banking firms that provide a full range of financial services for institutional and individual clients. Neither CSFB nor DLJ admits that it or any of its directors, officers or employees is a "participant" as defined in Schedule 14A promulgated under the Securities Ex-change Act of 1934, as amended, in the solicitation, or that Schedule 14A requires the disclosure of certain information concerning either CSFB or DLJ. In connection with CSFB's role as financial advisor to AMP, CSFB and the following investment banking employees of CSFB may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Alan Howard, Steven Koch, Scott Lindsay, and Lawrence Hamdan. In connection with DLJ's role as financial advisor to AMP, DLJ and the following investment banking employees of DLJ may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Douglas V. Brown and Herald L. Ritch. In the normal course of its business, each of CSFB and DLJ regularly buys and sells securities issued by AMP for its own account and for the accounts of its customers, which transactions may result in CSFB, DLJ or the associates of either of them having a net "long" or net "short" position in AMP securities, or option contracts or other derivatives in or relating to such securities. As of September 25, 1998, DLJ held no shares of AMP common stock for its own account and CSFB had a net long position of 132,266 shares of AMP common stock.